

September 22, 2010

VIA U.S. Mail and Facsimile

Robert F. Apple
Chief Financial Officer
Antares Pharma, Inc.
250 Phillips Blvd, Suite 290
Ewing, New Jersey 08618

> **Re: Antares Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 001-32302**

Dear Mr. Apple:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Use of Estimates, page 42

Valuation of Long-Lived and Intangible Assets and Goodwill, page 43

1. Please revise future filings, here and in Note 2 of your consolidated financial statements, to disclose the actual date when you perform the annual goodwill impairment test. We see that the current disclosure states that impairment testing is performed during the fourth quarter of each year.

2. As a related matter, in future filings please also describe how you determine the fair value of your Minnesota operations when you perform the first step of the goodwill impairment test.

Results of Operations, page 44

Years Ended December 31, 2009, 2008 and 2007

Cost of Revenues and Gross Margins, page 45

3. In future filings, when you attribute a change in a financial statement line item to multiple factors, please quantify the impact of each factor unless not practicable. For example, we see that you discuss multiple factors that contributed to the increase in product gross margin during 2009.

Item 8. Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 58

Allowance for Doubtful Accounts, page 59

4. We see that the allowance for doubtful accounts has not changed and that you have not recorded bad debt expense in any of the last three years. Please revise future filings to describe the nature of your accounts receivable to clarify why the risk of doubtful accounts is minimal.

Note 12. Revenue Recognition Change, page 73

5. We note that due to the adoption of FASB ASU 2009-13 and the subsequent material modification of the License, Development and Supply Agreements with

Robert F. Apple
Antares Pharma, Inc.
September 22, 2010
Page 3

Teva, you will recognize revenue and expenses earlier and over shorter periods than would otherwise have occurred. Please tell us the nature of the material modification, what evidence you used to determine the separate deliverables and how you allocated revenue to each unit of accounting. Also, clarify whether you believe adoption of the new guidance will have a material impact on financial statements in future periods. Future filings should also include enhanced disclosure. Refer to FASB ASC 605-25-65-1(c)

6. Please also tell us where you have provided all of the disclosures required by FASB ASC 605-25-65-1(d).

Item 9A. Controls and Procedures, page 77

7. We see that you incorrectly recorded the impact of the adoption of ASU 2009-13 in the financial results for the three months ended September 30, 2009 rather than retrospectively to the beginning of the year, as required by the accounting literature. Please tell us how this error was considered in your evaluations of internal control over financial reporting and disclosure controls and procedures.

Disclosure Controls and Procedures, page 77

8. You indicate that disclosure controls and procedures are "functioning effectively." In future filings please disclose whether you determined that disclosure controls and procedures are "effective" or are "not effective." Refer to Item 307 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 80

9. It appears you have filed some, but not all, of the "significant existing pharmaceutical and device relationships and license agreements" that are discussed on page 16. Please advise, or promptly file the agreements.

Exhibits 31.1 and 31.2

10. We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word "report" with "annual report." We also note the missing parenthetical in paragraph 4.d of those exhibits. In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief